Filed by Flowserve Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Exchange Act of 1934

Subject Company: Chart Industries, Inc.

Commission File No.: 001-11442

GLOBAL TOWN HALL J une 2025

Important Information about the Transaction and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed merger transaction between Chart Industries, Inc. ("Chart") and Flowserve Corporation ("Flowserve"). In connection therewith, the parties intend to file relevant materials with the SEC, including a registration statement on Form S-4 to be filed by Flowserve in connection with the proposed issuance of shares of Flowserve's common stock and preferred stock pursuant to the proposed merger transaction, which will include a document that serves as a prospectus of Flowserve with respect to such shares and a joint proxy statement of Chart and Flowserve (the "joint proxy statement/prospectus") and, after the registration statement is declared effective, will be mailed to Chart and Flowserve stockholders seeking their approval of their respective transaction-related proposals. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of Chart and Flowserve, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Chart will be available free of charge on Chart's website at ir.chartindustries.com. Copies of documents filed with the SEC by Flowserve will be available free of charge on Flowserve's website at ir.flowserve.com.

Participants in the Solicitation

Chart, Flowserve and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Chart's stockholders and Flowserve's shareholders in respect of the proposed transaction. Information regarding Chart's directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Chart's Form 10-K for the year ended December 31, 2024, filed on February 28, 2025, and its proxy statement filed on April 8, 2025, which are filed with the SEC. Information regarding Flowserve's directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Flowserve's Form 10-K for the year ended December 31, 2024, filed with the SEC on February 26, 2025, Proxy Statement on Schedule 14A for its 2025 Annual Meeting of Shareholders, filed with the SEC on April 2, 2025. To the extent holdings of Chart's or Flowserve's securities by their respective directors or executives officers have changed since the amounts set forth in their respective 2025 proxy statements, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3, Statements of Changes in Beneficial Ownership on Form 4 or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 subsequently filed with the SEC. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed merger transaction will be included in the registration statement on Form S-4 and the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents (when available) can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FLOWSERVE

Forward Looking Statements Certain statements made in this communication are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the proposed merger transaction between Chart and Flowserve including future financial and operating results, statements related to the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “could,” “expects,” “anticipates,” “believes,” “projects,” “forecasts,” “outlook,” “guidance,” “continue,” “target,” “es timates ,” “potential,” “intends ,” “plans ,” or the negative of s uch terms or comparable terminology. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the potential merger transaction, including the expected time period to consummate the potential merger transaction, and the anticipated benefits (including synergies) of the potential merger transaction. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Chart and Flowserve, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to: the risk that regulatory approvals are not obtained or are obtained subject to conditions, limitations or restrictions that are not anticipated by Chart and Flowserve; the failure to receive, on a timely basis or otherwise, the required transaction-related approvals of Chart’s stockholders and Flowserve’s shareholders; potential delays in consummating the proposed merger transaction, including as a result of failure to receive any regulatory approvals (or any conditions, limitations or restrictions placed on such approvals); the ability to integrate the operations of Chart and Flowserve in a successful manner and in the expected time period; the possibility that any of the anticipated benefits and projected synergies of the proposed merger transaction will not be realized or will not be realized within the expected time period; the possibility that competing offers or acquisition proposals may be made; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances which would require Chart or Flowserve to pay a termination fee; risks that the anticipated tax treatment of the proposed merger transaction is not obtained; unforeseen or unknown liabilities; customer, stockholder, regulatory and other stakeholder approvals and support; unexpected future capital expenditures; the combined company’s ability to pay a quarterly dividend as expected; potential litigation relating to the proposed merger transaction that could be instituted against Chart, Flowserve or their respective directors; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the effect of the announcement, pendency or completion of the proposed merger transaction on the parties’ business relationships and business generally; risks that the proposed merger transaction disrupts current plans and operations of Chart or Flowserve and potential difficulties in employee retention as a result of the proposed merger transaction, as well as the risk of disruption of management and ongoing business operations during the pendency of, or following, the proposed merger transaction; uncertainties as to whether the proposed merger transaction will be consummated on the anticipated timing or at all or, if consummated, will achieve its anticipated economic benefits, including as a result of risks associated with third party contracts containing material consent, anti-assignment, transfer or other provisions that may be related to the proposed merger transaction which are not waived or otherwise satisfactorily resolved; changes in commodity prices; negative effects of this announcement, and the pendency or completion of the proposed merger transaction on the market price of Chart’s or Flowserve’s common stock and/or operating results; rating agency actions and the ability to access short- and long-term debt markets on a timely and affordable basis; various events that could disrupt operations, including severe weather, cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; labor disputes; changes in labor costs and labor difficulties; the effects of industry, market, economic, political or regulatory conditions outside of Chart’s or Flowserve’s control; legislative, regulatory and economic developments targeting public companies in the industrial sector; global supply chain disruptions and the current inflationary environment; the substantial dependence of Chart’s and Flowserve’s sales on the success of the energy, chemical, power generation and general industries; economic, political and other risks associated with the international operations of Chart and Flowserve; potential adverse effects resulting from the implementation of tariffs and related retaliatory actions and changes to or uncertainties related to tariffs and trade agreements; and the risks described in Item 1A “Risk Factors” of Chart’s and Flowserve’s most recent Annual Reports on Form 10-K and in subsequent filings with the SEC. Other unpredictable or factors not discussed in this communication could also have material adverse effects on forward-looking statements. All forward-looking statements included in this communication are based on information available to Chart and Flowserve on the date hereof and Chart and Flowserve undertake no obligation to update or revise any forward-looking statement. Non-GAAP Meas ures Certain financial measures included herein, including EBITDA, Adjusted EBITDA, Adjusted EPS, Net Debt and estimates of cost and revenue synergies, among others, are not made in accordance with U.S. GAAP, and use of such terms varies from others in the same industry. Non-GAAP financial measures should not be considered as alternatives to net income (loss), net income margin or any other performance measures derived in accordance with U.S. GAAP as measures of operating performance or cash flows as measures of liquidity. Non-GAAP financial measures have important limitations as analytical tools, and you should not consider them in isolation or as substitutes for results as reported under U.S. GAAP. Projected GAAP financial measures and reconciliations of projected non-GAAP financial measures are not provided herein because such GAAP financial measures are not available on a forward-looking basis and such reconciliations could not be derived without unreasonable effort.

Flowserve and Chart Industries to Combine in Merger of Equals

Creating a Differentiated Leader in Industrial Process Technologies Establishes a scaled industrial process technology business with a comprehensive suite of flow and thermal solutions Complementary products with diversified and attractive end market exposure and a global reach drives resilience and differentiated growth Expanded aftermarket franchise delivers recurring revenue and opportunity for growth Compelling value creation through ~$300 million of annual cost synergies with revenue upside Strong cash flow generation and commitment to investment grade balance sheet Shared values with a commitment to safety, innovation, sustainability and communities to drive a seamless transition 5

Transaction Overview

Structure	• All-stock merger of equals • Total enterprise value of ~$19 billion a combined basis • Chart shareholders will receive 3.165 shares of Flowserve common stock for each share of Chart common stock owned
Pro-Forma Ownership (on a fully diluted basis)	• 53.5% to be owned by Chart shareholders • 46.5% to be owned by Flowserve shareholders
Financial Profile	• Expected leverage ratio at close of 2.0x net debt to combined Adjusted EBITDA • Commitment to investment grade balance sheet • Anticipated to be meaningfully accretive to combined Adjusted EPS in first year • Expects to pay a quarterly dividend consistent with Flowserve's historical per share payout levels
Expected Synergies	• ~$300 million of anticipated annual cost synergies • Revenue synergies over time representing an incremental 2% growth on the combined revenue
Governance & Leadership	• Jill Evanko to serve as Chair of the Board • Scott Rowe to serve as Chief Executive Officer • John Garrison to serve as Lead Independent Director • 12-member Board will comprise 6 directors from Chart and 6 from Flowserve, to include Ms. Evanko and Mr. Rowe
Approvals & Closing	• Unanimously approved by Chart and Flowserve Board of Directors • Expected to close in Q4 2025 • Subject to Chart and Flowserve shareholder approvals, regulatory approvals and satisfaction of other customary closing conditions • The combined company will assume a new name at the closing of the transaction, with such name to be announced at a later date • Combined company will be headquartered in Dallas, TX; expects to maintain presence in Atlanta, GA and Houston, TX

FLOWSERVE

Chart and Flowserve Combination: The Right Time to Capture the Unprecedented Opportunities in Today’s World Electrification Global energy Clean water scarcity of everything access and reliability Global nuclear Datacenter expansion Global LNG capacity renaissance for AI revolution and utilization build Reshoring of critical Demand for Upgrading aging manufacturing decarbonization solutions infrastructure

Aligned Strategies, Different End Market Focuses… Significant Opportunity Aligned Strategies Digitize Diversify Decarbonize Clean Power Clean Water Clean Food Clean Industrials End Market Focus 3D Strategy Industrial Space LNG Water Chemical General Nuclear Process Power Energy Gases Industrials Power Industry Generation

Scaled Industry Leader with Compelling Value Proposition

CHART®

Leader in
thermal management

Nexus of Clean™
Clean Power, Clean Water, Clean Food, Clean Industrials

Select Financial Metrics[1]

Enterprise Value ~$19B	Revenue $8.8B
Adjusted EBITDA $1.9B	EBITDA – Capex $1.8B
Revenue Growth 8%	EBITDA – Capex Margin 20%

FLOWSERVE

Leader in
flow management

3D Strategy
Diversify, Decarbonize, Digitize

Combining two complementary businesses

Adjusted EBITDA Margin[1]	22%
Cost Synergies	~$300M

1. Operating metrics are shown on a combined basis and represent the twelve-month period ending 3/31/2025. Adjusted EBITDA metrics include full run-rate cost synergies of $300 million.

FLOWSERVE

Large Installed Base Driving Aftermarket Revenue Growth 1 ~$3.7bn in Combined Aftermarket Revenue Key Aftermarket Benefits (Aftermarket revenue in billions) 2 51% Holistic technical Hardware-integrated digital $3.7 $3.4 2 33% expertise platform $2.9 $2.4 $2.2 $1.9 $1.4 $1.2 $1.0 Global installed base and Enhanced customer service center network experience 2022 2023 LTM Q1 2022 2023 LTM Q1 2022 2023 LTM Q1 2025 2025 2025 Chart Aftermarket Capabilities Flowserve Aftermarket Capabilities 150+ 5M+ 2,000+ 50+ 450K 2,000+ Service Centers Installed Base Units Assets Instrumented Service Locations Globally Installed Base Units Assets Covered by Service Globally with RedRaven Agreements 1. Shown inclusive of the impact of Chart’s acquisition of Howden; includes Chart’s Repair, Service & Leasing segment sales and Flowserve Aftermarket sales. 2. Represents the percent of total sales from aftermarket for each company. 3. Based on combined company revenue for the twelve-month period ending 3/31/2025.

Scaled and Profitable Industrial Platform Positioned for Success 2025E Revenue ($ in billions) $17.8 $9.5 $8.1 $7.6 $7.5 $4.6 $3.8 $3.4 $3.1 $2.3 $2.2 $1.1 $0.7 2025E EBITDA Margin 28% 27% 25% 25% 1 23% 23% 22% 22% 22% 21% 19% 18% 18% Source: Financial metrics for Chart and Flowserve are based on management projections and are consistent with 2025E full year guidance as communicated during respective Q1 2025 earnings releases. Financials for remaining peers are based on consensus broker estimates as of June 2, 2025. Note: Peer figures have been adjusted to reflect the impact of material M&A. Figures have been adjusted to remove the impact of IFRS reporting differences vs. U.S. GAAP. Chart and Flowserve EBITDA margins shown post stock-based compensation deduction. 1. With ~3% of margin enhancement from ~$300M anticipated cost synergies.

Integration Planning Steering Committee Members of CombinedCo Executive Leadership Team Integration Management office will and 1 governed by a steering committee Integration Lead (1) IMO and governance process, 2 Flowserve Leader Chart Leader (2) org design, (3) synergy validation / implementation, Juan Carrera Gerry Vinci (4) strategy, portfolio and investment comms, (5) culture and business systems enterprise approach Integration Management Office Program Management, Communications, Synergy Realization, Org Design, will be the FLS Integration Lead and Chart etc. 3 1 will provide an Integration Lead Flowserve Team Chart Team Members Members Comprehensive and 4 comprised from both companies Integration Planning Teams (IPT) from sign to close +100 days 5 Businesses Support & Back Office Commercial Procurement Finance HR Leveraging Chart’s from 6 Howden to ensure Aftermarket … IT … Service

Creating a Brighter Future for our Associates and Customers Our Commitment to Values, Safety, and Growth Associates • Unwavering commitment to company values • Ensuring the safety and well-being of our employees • Expanding career growth and opportunities Customers • Expanding our global reach to enhance customer experience • Innovating process designs and delivering exceptional operational support • Engineering solutions to solve the biggest industrial challenges

Keep doing your job Stay focused on achieving our current objectives • This is exciting news, but it does not impact the work you do on a day-to-day basis • The integration team will contact you if they need support • None of our priorities driven by the Flowserve Business System have changed • Sustain our momentum and help deliver results every quarter • Check our merger microsite and The Loop for updates throughout the year 14